UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

CONSUMER PORTFOLIO SERVICES, INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

210502 100

(CUSIP Number)

Arthur E. Levine

Levine Leichtman Capital Partners II, L.P.

335 N. Maple Drive, Suite 240

Beverly Hills, CA 90210

(310) 275-5335

Mitchell S. Cohen, Esq.

Irell & Manella LLP

1800 Avenue of the Stars, Suite 900

Los Angeles, California 90067

(310) 277-1010

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210502 100	Page 2 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Levine Leichtman Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

– 0 – Shares
8. Shared Voting Power:

3,364,523 Shares (See Item 5)
9. Sole Dispositive Power:

– 0 – Shares
10. Shared Dispositive Power:

3,364,523 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,364,523 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

15.7% (See Item 5)
14.	Type of Reporting Person

PN

CUSIP No. 210502 100	Page 3 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

LLCP California Equity Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

– 0 – Shares
8. Shared Voting Power:

3,364,523 Shares (See Item 5)
9. Sole Dispositive Power:

– 0 – Shares
10. Shared Dispositive Power:

3,364,523 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,364,523 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

15.7% (See Item 5)
14.	Type of Reporting Person

PN

CUSIP No. 210502 100	Page 4 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Levine Leichtman Capital Partners, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(c) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

State of California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

– 0 – Shares
8. Shared Voting Power:

3,364,523 Shares (See Item 5)
9. Sole Dispositive Power:

– 0 – Shares
10. Shared Dispositive Power:

3,364,523 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,364,523 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

15.7% (See Item 5)
14.	Type of Reporting Person

CO

CUSIP No. 210502 100	Page 5 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Arthur E. Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(d) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

– 0 – Shares
8. Shared Voting Power:

3,364,523 Shares (See Item 5)
9. Sole Dispositive Power:

– 0 – Shares
10. Shared Dispositive Power:

3,364,523 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,364,523 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

15.7% (See Item 5)
14.	Type of Reporting Person

IN

CUSIP No. 210502 100	Page 6 of 12

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lauren B. Leichtman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(e) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:

– 0 – Shares
8. Shared Voting Power:

3,364,523 Shares (See Item 5)
9. Sole Dispositive Power:

– 0 – Shares
10. Shared Dispositive Power:

3,364,523 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,364,523 Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

15.7% (See Item 5)
14.	Type of Reporting Person

IN

SCHEDULE 13D

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Levine Leichtman Capital Partners II, L.P., a California limited partnership (the “Partnership”), LLCP California Equity Partners II, L.P., a California limited partnership (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), hereby file this Amendment No. 13 to Schedule 13D (this “Amendment”) with the Securities and Exchange Commission (the “Commission”).

This Amendment amends and supplements the Schedule 13D originally filed by or on behalf of the Reporting Persons with the Commission on November 25, 1998 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 21, 1999 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the Commission on June 2, 1999 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed with the Commission on March 24, 2000 (“Amendment No. 3”) Amendment No. 4 to Schedule 13D filed with the Commission on February 11, 2003 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed with the Commission on June 3, 2003 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed with the Commission on January 15, 2004 (“Amendment No. 6”), Amendment No. 7 to Schedule 13D filed with the Commission on February 3, 2004 (“Amendment No. 7”), Amendment No. 8 to Schedule 13D filed with the Commission on June 4, 2004 (“Amendment No. 8”), Amendment No. 9 to Schedule 13D filed with the Commission on June 29, 2004 (“Amendment No. 9”), Amendment No. 10 to Schedule 13D filed with the Commission on April 5, 2006 (“Amendment No. 10”), Amendment No. 11 to Schedule 13D filed with the Commission on April 14, 2006 (“Amendment No. 11”) and Amendment No. 12 to Schedule 13D filed with the Commission on March 1, 2007 (“Amendment No. 12”). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12, is referred to herein as the “Amended Schedule 13D.”

The Amended Schedule 13D relates to the Common Stock, no par value per share, of Consumer Portfolio Services, Inc., a California corporation (the “Issuer”).

This Amendment is being filed pursuant to a Joint Reporting Agreement dated November 19, 1998, a copy of which is attached as Exhibit 1 to the Original Schedule 13D, among and on behalf of the Reporting Persons. Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

Item 4.	Purpose of Transaction.

Item 4 of Amended Schedule 13D is hereby amended by adding the following to the end of such Item:

Between July 20, 2007 and July 23, 2007, the Partnership sold in the ordinary course of its business 317,338 shares of Common Stock beneficially owned by the Partnership. All of the sales were made by brokers in arm’s length open market transactions.

The Partnership originally acquired the equity and other securities of the Issuer owned by it in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of the Issuer. As with other investments held by the Reporting Persons, the Reporting Persons consider various alternatives to increase the value of their equity securities in the Issuer and may from time to time consider implementing such alternatives. The Reporting Persons retain the right, depending on market conditions and/or other factors, to change their investment intent, to acquire from time to time additional shares of Common Stock (or debt or other equity or equity-linked securities of the Issuer), to exercise the Restated Warrant (or a portion thereof) or any other warrants owned, held or acquired by them and/or to sell or otherwise dispose of from time to time, in open market transactions, private transactions, transactions with affiliates of the Issuer or otherwise, all or any part of the Common Stock, the Restated Warrant, the Common Stock issuable upon exercise of the Restated Warrant and/or any other securities of the Issuer beneficially owned by them in any manner permitted by law.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Amended Schedule 13D is hereby amended and restated to read as follows:

(a)	Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 3,364,523 shares of Common Stock, including 1,000 shares which may be acquired by the Partnership upon exercise of the Restated Warrant. Such aggregate number of shares beneficially owned by the Reporting Persons constituted, as of July 23, 2007, approximately 15.7% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act), assuming that 21,486,983 shares of Common Stock were issued and outstanding as of such date as set forth in the Issuer’s Form 10-K for the fiscal quarter ended June 30, 2007, filed with the Securities and Exchange Commission on July 23, 2007.

In addition, the Reporting Persons may be deemed to be the beneficial owners, solely for purposes of electing or appointing the LLCP Representative to the Board under the Second Amended and Restated Investor Rights Agreement as described in Items 4 and 6, of the shares of Common Stock beneficially owned by the Bradleys. The Reporting Persons have no pecuniary interest in the shares of Common Stock beneficially owned by the Bradleys and disclaim beneficial ownership of such shares.

(b)	The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,364,523 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, the Partnership may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,364,523 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, the General Partner may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,364,523 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, Capital Corp. may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,364,523 shares of Common Stock. In addition, pursuant to the Second Amended and Restated Investor Rights Agreement, solely for purposes of electing or appointing the LLCP Representative to the Board, each of Mr. Levine and Ms. Leichtman may be deemed to have shared voting power with all other Reporting Persons and the Bradleys with respect to their shares of Common Stock.

(c)	Other than the sales described below, none of the Reporting Persons has effectuated any transactions in the Common Stock during the past sixty days.

Date	Number of Shares Sold	Price Per Share
July 20, 2007	14,572	$6.0500
July 20, 2007	4,132	$6.0800
July 20, 2007	2,300	$6.1600
July 20, 2007	2,000	$6.0600
July 20, 2007	700	$6.1000
July 20, 2007	1,800	$6.1500
July 20, 2007	300	$6.0900
July 20, 2007	1,850	$6.1200
July 20, 2007	1,200	$6.1300

July 20, 2007	17,600	$6.2500
July 20, 2007	2,979	$6.2600
July 20, 2007	800	$6.2700
July 20, 2007	1,400	$6.2800
July 20, 2007	950	$6.3000
July 20, 2007	201	$6.3100
July 20, 2007	324	$6.3200
July 20, 2007	76	$6.3300
July 20, 2007	100	$6.2900
July 20, 2007	100	$6.2300
July 23, 2007	204,672	$5.5500
July 23, 2007	2,488	$5.5700
July 23, 2007	200	$5.6000
July 23, 2007	1,100	$5.6300
July 23, 2007	3,400	$5.6200
July 23, 2007	5,900	$5.6400
July 23, 2007	5,744	$5.7000
July 23, 2007	2,248	$5.7500
July 23, 2007	9,320	$5.6500
July 23, 2007	400	$5.6600
July 23, 2007	3,200	$5.6700
July 23, 2007	725	$5.7100
July 23, 2007	200	$5.7200
July 23, 2007	250	$5.7400
July 23, 2007	7,527	$5.8500
July 23, 2007	2,300	$6.1900
July 23, 2007	300	$5.7700
July 23, 2007	1,100	$5.7800
July 23, 2007	1,300	$5.7900
July 23, 2007	3,780	$5.9000
July 23, 2007	600	$5.9200
July 23, 2007	300	$5.9300
July 23, 2007	700	$6.2000
July 23, 2007	300	$6.2200
July 23, 2007	300	$6.2600
July 23, 2007	300	$6.2300
July 23, 2007	2,500	$6.1000

July 23, 2007	100	$5.9800
July 23, 2007	100	$5.9100
July 23, 2007	300	$5.8600
July 23, 2007	100	$5.7600
July 23, 2007	100	$5.5800
July 23, 2007	2,000	$5.5875
July 23, 2007	100	$5.5600

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2007	LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P., a California limited partnership

	By:	LLCP California Equity Partners II, L.P., a California limited partnership, its General Partner

		By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

			By:	/s/ Arthur E. Levine
Arthur E. Levine
President

LLCP CALIFORNIA EQUITY PARTNERS II, L.P.,
a California limited partnership

	By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

		By:	/s/ Arthur E. Levine
Arthur E. Levine
President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC.,
a California corporation

	By:	/s/ Arthur E. Levine
Arthur E. Levine
President

/s/ Arthur E. Levine
ARTHUR E. LEVINE

/s/ Lauren B. Leichtman
LAUREN B. LEICHTMAN